Schering AG receives positive CHMP opinion for EU approval of Betaferon(r) for early use in MS patients

Berlin, May 2, 2006 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that it has received a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) recommending that the European Commission grants an extension of the indication for Betaferon(r) (interferon beta-1b) to add the treatment of the first clinical event suggestive of multiple sclerosis (MS) to its existing indications. A decision by the European Commission is expected by summer 2006.

The CHMP decision is based on impressive results from the international BENEFIT* study which showed that Betaferon(r) 250 mcg treatment in the early phase of the disease reduced the risk of developing clinically definite MS
(CDMS) by 50 percent compared with placebo.1,2 Furthermore, patients in the Betaferon(r) group were two times better protected3 against developing MS as defined by the McDonald diagnostic criteria.4 The BENEFIT study is the first study in such patients with a high-dose, high-frequency interferon beta-1b.

"The results from the BENEFIT trial show that Betaferon consistently reduced the risk of relapse when used in newly emerging MS, providing the best chance of long-term efficacy to patients with multiple sclerosis and to people who are at risk of developing MS," said Darlene Jody, MD, Head of Schering Group's Specialized Therapeutics Global Business Unit. "The CHMP decision represents a significant milestone, highlighting the importance of treating patients early on - even before MS is clinically definite - to provide rapid, early control of progression to clinically definite MS." Betaferon(r) was first authorized in the European Union on November 30, 1995 and is currently indicated for the treatment of patients with relapsing remitting MS and two or more relapses within the last two years, and the treatment of patients with secondary progressive MS with active disease, evidenced by relapses. Schering AG, Germany also submitted the BENEFIT data to the US Food and Drug Administration (FDA) to expand the label for Betaferon(r), marketed as Betaseron(r) in the US. An FDA decision is expected later in 2006.

* Betaferon(r)/Betaseron(r) in Newly Emerging MS For Initial Treatment

References

1. L Kappos. Betaferon(r) in Newly Emerging Multiple Sclerosis for Initial Treatment (BENEFIT): clinical results. Presented at ECTRIMS/ACTRIMS 2005.
2. 50 percent risk reduction based on adjustment for a standard set of baseline covariates.
3. At the end of the study period of two years.
4. McDonald et al. Recommended Diagnostic Criteria for MS. Ann Neurol 2001; 50:121-127.

Additional information

ABOUT BENEFIT

Patients with a first clinical demyelinating event suggestive of MS and typical MRI findings received either 250 mcg of interferon beta-1b (Betaferon(r)) every other day or placebo as a subcutaneous injection. Treatment continued for up to 24 months unless patients experienced a second attack and were diagnosed with clinically definite MS. The two co-primary efficacy outcomes were time to CDMS, based on a second clinical demyelinating event or an Expanded Disability Status Scale (EDSS) progression >=1.5 points, and time to MS according to the McDonald criteria. All study participants completing the double blind study were then invited to participate in a separate open-label follow-up study with Betaferon(r) which will prospectively assess the impact of such early treatment with Betaferon(r) on the long-term course of the disease for a total observation time of five years.
BENEFIT patients included those who had a first clinical demyelinating event either monofocal (i.e. clinical evidence of a single lesion) or multifocal (i.e. clinical evidence of more than one lesion). Inclusion of both patient groups is important because this is representative for a "real life" patient population.

ABOUT BETAFERON

Betaferon(r)/Betaseron(r) was the first disease-modifying drug introduced for MS and is a well-established treatment around the world. Betaferon(r) has the broadest experience of any MS medication. In the US, Europe and Japan, Betaferon(r) has been approved for all relapsing forms of MS. It is able to reduce the number of MS episodes by one third, and the frequency of moderate to severe episodes by as much as 50 percent. Sixteen years' follow up of people treated with Betaferon has shown that it is safe and well tolerated.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology & Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Media Relations: Verena von Bassewitz, T: +49-30-468 19 22 06, verena.vonbassewitz@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma Communication: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Find additional information at: www.schering.de/eng